EXHIBIT 99.1

Electra Battery Materials Announces Amendment to Senior Secured Credit Facility

TORONTO, July 20, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced that it has entered into an amendment (the “Amendment”) to its Credit and Guaranty Agreement dated October 22, 2025 (the “Credit Agreement”) among the Company, certain of its subsidiaries, the lenders party thereto, GLAS USA LLC, as administrative agent and GLAS Trust Company LLC, as collateral agent. The Amendment provides the Company with additional flexibility with respect to its working capital and government financing initiatives within the framework of the existing senior secured Credit Agreement, supporting the Company’s ability to finalize related government funding arrangements.

Pursuant to the Amendment, the parties have agreed to, among other things, amend certain provisions of the Credit Agreement to provide the Company with increased capacity to incur certain permitted indebtedness and greater flexibility to grant liens and make payments in connection with such permitted indebtedness.

The Amendment increases the amount of permitted indebtedness that the Company can incur for government financing arrangements and permits payments and liens to secure a portion of such permitted indebtedness on a pari passu basis with the existing secured lenders pursuant to the terms of a pari passu arrangement.

All of the existing guarantees, security and other obligations contemplated under the Credit Agreement remain in full force and effect and have been reaffirmed in connection with the Amendment. Except as expressly amended, all other terms of the Credit Agreement remain unchanged.

A copy of the Amendment is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements in this news release include, but are not limited to, statements relating to the anticipated benefits of the Amendment, the Company's financing plans, financing flexibility, strategic objectives, business plans, future operations and growth opportunities. Forward-looking statements are based on management's current expectations, estimates, projections, beliefs and assumptions, including assumptions regarding market conditions, financing opportunities and the Company's ability to execute its business plans. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among others, risks relating to the Company's capital requirements, availability of financing, market and economic conditions, regulatory developments and other risks described in the Company's public disclosure documents available under its profile on SEDAR+. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this news release and, except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.